United States securities and exchange commission logo





                             August 5, 2021

       Roger Hamilton
       Chief Executive Officer
       Genius Group Ltd.
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed July 6, 2021
                                                            File No. 333-257700

       Dear Mr. Hamilton:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed July 6, 2021

       Prospectus Summary, page 4

   1.                                                   Please disclose your
history of net losses in your Prospectus Summary.
       Overview
       Our Company, page 5

   2. Please discuss your historical results with equal or greater prominence to the pro forma amounts presented for
the IPO Acquisitions here, on page 72, and elsewhere in your filing where the pro forma
amounts are presented. In addition, disclose that the four companies you call "The IPO
Acquisitions" are not currently part of your consolidated results as they are not currently owned
by you.
 Roger Hamilton
FirstName  LastNameRoger Hamilton
Genius Group  Ltd.
Comapany
August     NameGenius Group Ltd.
       5, 2021
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3. The $15.1 million in pro forma gross profit that you disclose here and on page 72 does not agree with the pro forma amount on page 51. Also, the $3.8 million of pro forma adjusted
         EBITDA that you disclose here and on page 72 does not agree to that reflected on page
         64. Please revise so that the pro forma gross profit and pro forma adjusted
         EBITDA discussed here and on page 72 agrees with your pro forma financial information disclosed on pages 51 and 64 of the filing. Also, please revise your discussion here and on page 72 to also disclose that you incurred a pro forma operating loss of $1.7 million for 2020 and a pro forma net loss of $1.6 million for this period.
4. It appears that the majority of your disclosure throughout, including the performance measures and metrics, relate only to GeniusU. Please revise here and elsewhere throughout your prospectus to include materially complete disclosure for each of the companies that are or will be part of the Genius Group and will be material to the combined company, including a clear description of how each of the companies generates revenue. In particular, please explain how the companies that do not appear to generate revenue through students or education classes, such as Entrepreneur Resorts, fit into the current disclosure included throughout, as it appears that Entrepreneur Resorts generates revenue through membership fees, hotel stays, and restaurants. Please also indicate the contribution to revenue for each of the companies that are or will be part of the Genius
         Group so that investors understand the importance of each to your overall business.
5. Please disclose the measure (ex: revenues, number of students, etc.) by which you believe you are a "world leading entrepreneur Edtech and education group." Please also disclose how you define an "entrepreneur Edtech group" and how this differs from a general
         Edtech company. We also note your disclosure on page 92 that you believe there are no global companies directly competing with you to develop a uniquely entrepreneurial curriculum. Given this statement, please explain how you are a world leading entrepreneur Edtech company. Please also explain how entrepreneurial curriculum relates to certain of your businesses such as Education Angels, E-Square and the University of
         Antelope Valley.
6.       We note that your growth model is to acquire accredited schools, colleges and
         universities. Please explain what it means that these schools are accredited, including the specific standards under which they are accredited.
7. You note that your training products and tools are used by leading companies such as
         Google, IBM and Microsoft, as well as other companies that are listed on page 75. Please tell us whether these companies currently use your training and assessment products, the extent and time period of their use, how they use these products and the fee structure (ex:
         a flat fee for use for all employees at these companies, fees charged per student, etc.) and whether they are representative of your current customers. Please also indicate how you generate revenue from such customers. In the alternative, please delete these references.
8. Where you state that you have an average annual revenue growth rate of 50% year-over-
         year, and 143% in 2020, please separately present organic growth so that investors can
 Roger Hamilton
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Genius Group  Ltd.
Comapany
August     NameGenius Group Ltd.
       5, 2021
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         understand the extent to which your growth is due to acquisitions. Please include similar disclosure in your chart on page 8.
9. Where you state that you have 1.8 million students, please clarify that 1.77M are "free students," and you have only 33,000 paying students. Please also clarify elsewhere in your prospectus how you generate revenue, if at all, from "free students."
A Brief History, page 7

10. On page 8, you disclose that combined revenues in 2019 of the Pre-IPO Group, which includes Entrepreneur Resorts, acquired in July 2020, were $9.9 million and a net loss before tax was $1.6 million after eliminations. Please note that it does not appear appropriate to reflect the results of Entrepreneur Resorts which was not acquired until July 2020 in your 2019 results. Please revise or advise as appropriate.
11. The total assets at the end of 2020 on a pro forma basis of $109.5 million and the total pro forma liabilities of $20.9 million as disclosed in the second paragraph on page 8 do not agree to the amounts in the pro forma balance sheet on pages 52 and
53. Please reconcile
         and revise these disclosures.
The Offering , page 17

12. In the first bullet point at the bottom on page 17, you indicate that your outstanding shares excludes 5,046,894 shares underlying options with a weighted average exercise price of
         $6.41 per share. Please reconcile this amount with the share options disclosed in the table on page 107 which indicates that you have issued 499,830 stock options to date, as adjusted for your stock split. Also, please reconcile these amounts with the amounts disclosed in Note 21 to your audited financial statements. Additionally, if the options disclosed in Note 21 have not been revised to give retroactive effect to your 6 for 1 stock split, please revise the number of outstanding options disclosed in
Note 21 to give
         retroactive effect to the stock split.
Non-GAAP Financial Measures - Adjusted EBITDA
Genius Group Operating Data (Pre-IPO Group Excluding IPO Acquisitions), page 20

13. In addition to EBIDTA margin, please disclose the comparable margin calculated in accordance with IFRS.
14. Since your financial statements are prepared in accordance with IFRS, please label these measures as non-IFRS financial measures.
15. Please clarify the calculations included for the operating data included in this section. For example, it is unclear how you have calculated Average Annual Revenue per Student of
         $15.48, or Average Acquisition Cost per Student of $0.76. If you are using overall revenue for the entire Pre-IPO Group, please tell us why you believe this is appropriate given that certain companies in the group, such as Entrepreneur Resorts, do not appear to have students or partners. Please also tell us whether you include the number of free
 Roger Hamilton
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Genius Group  Ltd.
Comapany
August     NameGenius Group Ltd.
       5, 2021
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         students in your calculation of certain operating data, such as the Average Acquisition
         Cost per Student, and if so, why. In addition, where you state that the average customer retention is three years on the platform, please indicate whether you are referring to paid or free students. Please also disclose the rate at which free students have become paid students in prior periods. Finally, please tell us whether these metrics are relevant to the
         Pre-IPO Group as a whole, or relate only to GeniusU Ltd.
Risk Factors, page 22

16. Please add a risk factor discussing the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.
Use of Proceeds, page 44

17. You note that you intend to use a portion of the net proceeds for "strategic acquisitions to cover the cash portion of the acquisition costs for the IPO Acquisitions." Please make clear whether the net proceeds will be used only for the IPO Acquisitions, or also for additional acquisitions. If it will be used for additional acquisitions, please give a brief description of the businesses you may acquire and information on the status of the acquisitions. See Item 3.C. of Form 20-F.
Dilution, page 48

18. We are unable to determine how you calculated or determined your net tangible book value of the Pre-IPO Group as of December 31, 2020 or the pro forma net tangible book value of the Pre-IPO Group plus the IPO Acquisitions as of December 31, 2020. Please provide us with your computations of these amounts in total and on a per ordinary share basis.
Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO
Acquisitions), page 50

19. Please include a column that presents the pro forma adjustments for all identified material
         IFRS differences of the acquisitions that are not prepared under IFRS. Include footnotes as necessary that clearly explain how adjustment amounts were determined.
20. Please revise the introductory paragraph to the pro forma financial information for the
         Genius Group to disclose the material terms of each acquisition transaction reflected therein, including the nature and amount of the consideration issued for each acquisition transaction.
21. Pleases revise to disclose the Genius Group's historical basic and diluted earnings per share and pro forma basic and diluted earnings per share on the face of the pro forma statement of profit and loss. The notes to the pro forma financial information should also be revised to explain the assumptions used to calculate pro forma basic and diluted earnings per share.
 Roger Hamilton
Genius Group Ltd.
August 5, 2021
Page 5
22. Reference is made to footnote (4). Please revise the notes to the pro forma financial information to disclose the methods and significant assumptions used to determine the fair values of the various categories of intangible assets recognized in connection with the acquisition transactions. Also, please explain the basis or rationale for using a share price of $5.81 per share for purposes of valuing the shares to be issued in the acquisition transactions.
23. The disclosure on page 8 of the financial statements for the University of Antelope Valley,
         Inc. indicates that they elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies under U.S. GAAP, which allowed them to deconsolidate their variable interest in UAV, LLC beginning January 1,
         2018. If Genius Group will be required to consolidate this variable interest entity under
         IFRS upon their acquisition of this entity and the completion of their IPO, please revise the pro forma financial information to give effect to the consolidation of this entity in connection with the acquisition transaction. If you do not believe this variable interest entity will be required to be consolidated under IFRS, please explain your basis for this conclusion.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
60

24. In light of the significant growth in member numbers on your platform during the pandemic, often enrolling in free courses, please clarify any trends as to whether these new members have generated significant revenues or trends related to converting new free members into paid members. Further, please clarify whether you have experienced significant turnover among your members, partners, faculty members, and City Leaders in recent periods.
Key Business Metrics, page 61

25. Please clarify whether the metrics listed in this section are distinguishable from those presented on pages 20-21 of your registration statement, and whether your calculation of these metrics differs based upon whether they fall under the category of Genius Group
       Measures or Edtech Measures. Please also revise to quantify the metrics and present a clear definition of how the metrics are calculated in this section. For the additional metrics discussed under "Genius Group Measures," such as "billings as a percentage of completion of work in progress," or "newly-obtained contracts," please similarly quantify and define how the metrics are calculated, or tell us why you believe such disclosure is not required. Refer to Release No. 33-10751, Commission Guidance on Management's
FirstName LastNameRoger Hamilton
       Discussion and Analysis of Financial Condition (February 25, 2020). In addition, tell us
Comapany   NameGenius
       and revise          Group
                  to disclose whyLtd.
                                   these metrics provide meaningful information
to an investor
       considering  that
August 5, 2021 Page 5    they appear to only include data for the Pre-IPO
Group.
FirstName LastName
 Roger Hamilton
FirstName  LastNameRoger Hamilton
Genius Group  Ltd.
Comapany
August     NameGenius Group Ltd.
       5, 2021
August
Page 6 5, 2021 Page 6
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Results of Operations
Year Ended December 31, 2020
Operating Expenses, page 63

26. We note your disclosure here and on page F-8 indicates that you have taken measures to control costs and have availed yourself of government funding and support schemes to cater to the unprecedented pandemic scenario. Please revise your disclosure here or elsewhere as appropriate to discuss these measures in greater detail and quantify such measures to the extent practicable.
Liquidity and Capital Resources, page 66

27. We note that your "ability to continue as a going concern for the foreseeable future involves significant judgment." Please revise to disclose the amount you will need to meet material cash requirements from known contractual and other obligations in the next twelve months, and specify whether you are dependent on the proceeds of the offering to meet your short-term liquidity requirements.
28. Please revise to discuss the material terms of, and current obligations under, your convertible debt described in Note 19 of the notes to your financial statements.
Operating Activities, page 66

29. Your discussion of cash flows from operating activities appears to focus on how this amount was derived in each period. The discussion should be a comparative analysis of material changes in this amount between periods. In your analysis, please note that references to results of operations, which are prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in terms of cash. Your discussion should address the drivers underlying each factor cited. For example, please discuss the specific items that created favorable and unfavorable movements in working capital in terms of cash and the reasons underlying such movements. Refer to Item 5 of Form 20-F for guidance.
Contractual Obligations, page 67

30. Please discuss the material terms of your contractual obligations under the operating leases held by Tau Game Lodge Pty Ltd, Matla Game Lodge Pty Ltd, and Genius Central
         Singapore Pte Ltd, and file the operating leases as exhibits to the registration statement.
         In the alternative, tell us why you believe you are not required to do so.
Liquidity Considerations, page 67

31. The amounts of cash used in operations in 2020 and 2019 of $2.5 million and $1.4 million, respectively, as discussed on page 67 do not agree with the amounts reflected in the consolidated statements of cash flows on page F-7. Please reconcile and revise these disclosures.
 Roger Hamilton
Genius Group Ltd.
August 5, 2021
Page 7
Business Impact of the COVID-19 Pandemic, page 70

32. Please disclose any material negative impacts of COVID-19 on the IPO Acquisition companies. In this regard, we note your disclosure on page 71, disclosing that the IPO
         Acquisition companies were all impacted by COVID-19 to some degree. Business, page 72

33. Please provide more detail regarding your faculty members, partners and City
         Leaders, and clarify the size and scope of the course offerings and events they offer in your Education Revenue segment. Please also clarify whether any faculty member, partner, or City Leader generates a material amount of your Digital Education
         Revenue and In-Person Education Revenue, or if you have a concentration of revenue in any particular types of courses or events.
34. Please explain why you have analogized your growth plan to the fifteen-year plan set by the United Nations to achieve the 17 United Nations Sustainable Development Goals. We
         note that you provide a test for students that identifies a students' purpose related to such sustainable development goals, but it is unclear how this relates to your fifteen-year plan.
         Please also explain why you believe that you have a "critical mass of entrepreneurs" using your education tools and how you determine that such users qualify as entrepreneurs.
35. Where you note that GeniusU is a member of the United Nations Global Compact, please indicate that this is a voluntary initiative that is open to all businesses and firms.
36. Please revise this section to include a comprehensive description of the business and operations of each of the companies that will be part of the Genius Group, as this section appears to focus almost exclusively on the GeniusU Edtech platform. Our Competitive Strengths
Our Data and Systems, page 90

37.      We note that you partnered with Salesforce to provide your underlying
Customer
         Relationship Management ("CRM") system on which you built your GeniusU platform.
         Please clarify whether your partnership with Salesforce is material to your business. If material, please also summarize the material terms of the partnership and, if there is an associated contract, please file it as an exhibit or tell us why you believe this is unnecessary.
Our Blended Edtech strategy, page 91
FirstName LastNameRoger Hamilton
38. Please tell us why you believe it is appropriate to compare your strategy with that of
Comapany    NameGenius
       Amazon,            Group and
                  Apple, Google Ltd. Microsoft given the size, age and nature of your business. In
Augustthe  alternative,
        5, 2021  Page 7please delete this statement.
FirstName LastName
 Roger Hamilton
FirstName  LastNameRoger Hamilton
Genius Group  Ltd.
Comapany
August     NameGenius Group Ltd.
       5, 2021
August
Page 8 5, 2021 Page 8
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Regulation
University Regulation in the U.S. relevant to UAV, page 100

39. We note that you are currently undertaking a reaffirmation process that will be completed in 2021. Please tell us whether this is a routine approval process, or whether the reaffirmation process was initiated by WASC for a particular reason. Please also indicate the current status of the reaffirmation process and when in 2021 you expect the process to be completed.
Related Party Transactions, page 110

40. We note your disclosure on pages 110-11 regarding transactions with related parties.
         Please revise to provide the complete disclosure called for by Item 7.B of Form 20-F and specifically address each related party transaction for the preceding three financial years through the date of the information currently provided. As a related matter, please revise to disclose the $400,000 loan payable to related parties for the acquisition of Entrepreneurs Institute, which is discussed on page F-32.
Genius Group Limited and Subsidiaries Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue from contracts with customers, page F-19

41. Please revise your disclosure to describe in greater detail the nature, significant terms, and performance obligations for each of your revenue streams. Please ensure that your revised disclosure is specific as to the nature of your performance obligation(s), rather than describing them generally and explain how you are compensated in these arrangements as well as who your customer is.
Note 4 - Business Combinations, page F-21

42. We note your disclosure that you acquired 100% of the voting equity interest of
         Entrepreneurs Institute and 97.8% of the voting equity interest of Entrepreneur Resorts, both of which are entities under common control. Please revise your accounting policy to disclose your accounting policy for business combinations involving entities under common control in accordance with IAS 8. Your revised policy should clearly state whether you apply a predecessor value method or the acquisition method in accordance with IFRS 3 and that you apply the accounting policy consistently to similar transactions.
43. Your disclosure on page F-23 indicates that you acquired a 97.8% voting equity interest in Entrepreneur Resorts for $30,997,810 made up of $30,997,810 of Genius Group Ltd.
         ordinary shares. Please explain why this amount differs from $17,798,374 value assigned to these shares as indicated in your consolidated statement of changes in stockholders equity on page F-6.
44. Please revise the notes to your financial statements to include the disclosures required by
 Roger Hamilton
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Comapany
August     NameGenius Group Ltd.
       5, 2021
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         B64(q) of IFRS 3 for your acquisition transactions during 2019 and 2020.
Note 12 - Intangible Assets, page F-28

45. Please revise the table at the bottom of page F-28 to separately break-out the nature and amounts of the intangible assets acquired in the Entrepreneur Resorts acquisition transaction. Your revised disclosures in the table should be consistent with the format reflected in the table for 2019 at the top of page F-29.
Note 14 - Other Non-Current Assets, page F-30

46. Your disclosure in Note 14 indicates that other non-current assets at December 31, 2020 consists of a deposit on your proposed acquisition of University of Antelope Valley.
         Please explain why this amount continues to be reflected as an asset in the pro forma balance sheet on page 52 which gives effect to the University of Antelope Valley acquisition as if it occurred on December 31, 2020.
Exhibits

47. Reference is made to your Exhibit 23.1. Please have your independent accountant revise its consent to refer to the appropriate date of the audit report. Also, the date of the consent is of a date earlier than the date of the audit report. Please have you independent accountant revise as necessary so it is dated as of or subsequent to the date of the audit report. Additionally, please have your independent accountant revise their consent to reference their report included in the registration statement on Form F-1 of Genius Group
         Limited rather than their annual report on Form F-1.
48. Reference is made to your Exhibit 23.5. The consent of Lightheart, Sanders and
         Associates is currently stale as it older than 30 days. Please revise to include a currently dated consent of this independent accounting firm. Also, the consent references inclusion of their reports in a report on Form 20-F. Please revise the consent to reference the inclusion of their reports in the Genius Group's registration statement on Form F-1.
General

49. We note that your website for Entrepreneur Resorts contains a section inviting investors to become a venue partner with Entrepreneur Resorts and asks investors to sign up for a
         Webcast and Q&A on how to become an Impact Investor with Genius U. We note similar opportunities presented on your Genius Group website. Please tell us whether you have issued any shares or other interests in your company pursuant to the investment opportunity advertised on your website and provide us with a legal and factual analysis indicating whether this constitutes an offer of your securities and whether you are in compliance with Section 5 of the Securities Act of 1933.
50. We note on your website for Genius Group you indicate that the company has grown
         2,400% in six years, has grown by over 50% per year for the last five years, and had over
 Roger Hamilton
Genius Group Ltd.
August 5, 2021
Page 10
      $29 million in revenue in 2019. Please explain your basis for these statements as they are not consistent with the financial information presented in the registration statement.
51. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameRoger Hamilton
                                                            Division of
Corporation Finance
Comapany NameGenius Group Ltd.
                                                            Office of Trade &
Services
August 5, 2021 Page 10
cc:       Benjamin S. Reichel
FirstName LastName